Exhibit 1.01
Conflict Minerals Report - 2021
Overview
IDEXX Laboratories, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for the calendar year ended December 31, 2021 as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 31, 2022.
Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to IDEXX Laboratories, Inc. and its consolidated subsidiaries. As used herein, and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives, which are currently limited to tantalum, tin and tungsten, without regard to the location of origin of the 3TG. The terms “armed group” and “adjoining country” have the meanings contained in the Conflict Minerals Rule.
Forward-Looking Statements
This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Exchange Act. Forward-looking statements can be identified by the use of words such as “expects,” “may,” “anticipates,” “intends,” “would,” “will,” “plans,” “believes,” “estimates,” “should,” and similar words and expressions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG finance or benefit armed groups in the Democratic Republic of the Congo (the “DRC”) or its adjoining countries (the “Covered Countries”).
These forward-looking statements are intended to provide our current expectations or forecasts of future events; are based on current estimates, projections, beliefs and assumptions; and are not guarantees of future performance. These statements are subject to risks, uncertainties, assumptions and other important factors. These risks, uncertainties and assumptions may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners (generally collectively referred to herein as “smelters”) and other market participants responsibly source 3TG and (3) political and regulatory developments, whether in the Covered Countries, the United States or elsewhere. Readers are cautioned not to put undue reliance on these forward-looking statements because actual events or results may differ materially from those described in such forward-looking statements. We assume no obligation to, and expressly disclaim any obligation to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Executive Summary of the 2021 Conflict Minerals Due Diligence Program

For 2021, we performed a “reasonable country of origin inquiry” (“RCOI”) on the portion of our supply chain which provided components, parts and products we contracted to manufacture or otherwise contained in products we manufactured and containing 3TG, to determine as applicable the source of the 3TG in such components, parts and products manufactured or included in products manufactured during the reporting period. The RCOI was undertaken primarily through the review of Conflict Minerals Reporting Templates (“CMRTs”) and use of data compiled by a third-party software database1. The results of the RCOI identified 380 total smelters that may have been in our supply chain which could be found on the Standard Smelter List published by the Responsible Minerals Initiative (“RMI”). Of these 380 smelters, 238 are listed as “conformant,” which means that the smelter has successfully passed a Responsible Minerals Assurance Process (“RMAP”) audit.

We are unable to determine with certainty the origin of the Conflict Minerals processed by smelters in our supply chains.

1.	Applicability of the Conflict Minerals Rule to Our Company

We develop, manufacture and distribute products and provide services primarily for the companion animal veterinary, livestock and poultry, dairy and water testing markets. We also sell a line of portable electrolytes and blood gas analyzers for the human point-of-care medical diagnostics market and a novel real-time PCR test to detect SARS-CoV-2 (COVID-19).
3TG are necessary to the functionality or production of some of the products that we manufacture or contract to manufacture. Our in-scope products taken together as a whole include all four 3TG, although each individual product does not include each of the 3TG. Not all of our products contain 3TG. In addition, the 3TG content in each of our in-scope products accounts for only a small percentage of the total materials content of each such product. Furthermore, a significant portion of our consolidated revenues are derived from services provided to our customers, rather than the sale of products. Services accounted for approximately 41.7% of our total consolidated revenue for the calendar year ended December 31, 2021.
We do not directly source 3TG in raw form and are in most cases many levels removed from mines and smelters. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy, which is described below, and to encourage responsible sourcing of 3TG by our supply chain.

2.	Our Conflict Minerals Policy
We are committed to being a responsible corporate citizen and are opposed to human rights abuses such as are occurring in the DRC. We also take seriously our obligations under the Conflict Minerals Rule. To these ends, we have adopted and communicated to our suppliers and the public a company policy (the “Conflict Minerals Policy”) for the supply chain of 3TG. The Conflict Minerals Policy is available on our website at: https://www.idexx.com/en/about-idexx/conflict-minerals-policy/, and it includes, but is not limited to, our expectations that our suppliers:

1.	Who supply us with components, parts and products containing 3TG source those minerals from socially and environmentally responsible sources that do not directly or indirectly contribute to conflict;

2.	Implement and communicate to their personnel and suppliers policies that are consistent with our Conflict Minerals Policy;

1 For 2021, the methodology used by our third-party provider to synthesize regulatory information on electronic and component manufacturers and the manufacturers’ CMRT information was revised to disaggregate prior years’ CMRT information to more precisely and accurately identify 3TG. The result of this change in methodology is a decrease in the number of in-scope suppliers for 2021 and an increase in the number of facilities processing 3TG that were identified. We believe that the ability to continue to identify suppliers and facilities in a more precise methodology will enable us to continue to obtain information to accurately identify suppliers and facilities.

3.	Familiarize themselves with the Conflict Minerals Rule and the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”);

4.	Put in place procedures for the traceability of 3TG, working with their suppliers as applicable;

5.	Where possible, source 3TG from smelters validated as being conflict free;

6.	Maintain reviewable business records supporting the source of 3TG;

7.	From time to time, at our request, provide to us written certifications and other information concerning the origin of the 3TG included in components, parts and products supplied to us and the supplier’s compliance with our Conflict Minerals Policy generally;

8.	Adopt a risk management strategy with respect to identified risks in the supply chain that is consistent with the Conflict Minerals Policy;

9.	Otherwise establish policies, due diligence frameworks and management systems that are consistent with the OECD Guidance; and

10.	Require their direct and indirect suppliers to adopt policies and procedures that are consistent with our Conflict Minerals Policy.
We do not seek to embargo responsible sourcing of 3TG from the DRC region or condone a general embargo on sourcing from the region.

3.	Product Scoping; Reasonable Country of Origin Inquiry Information

As provided for in the Conflict Minerals Rule, for 2021, we conducted a RCOI. Our RCOI was reasonably designed to determine in good faith whether any of the 3TG in our in-scope products originated in a Covered Country or from recycled or scrap sources. For our RCOI, we utilized the management systems contemplated by Step One of the OECD Guidance and the supplier engagement process contemplated by Step Two of the OECD Guidance. These steps and the related activities are discussed under “Due Diligence Program Execution.”
Our personnel determined which of our products were potentially in-scope for purposes of the Conflict Minerals Rule through product specifications, bills of material, visual inspection, supplier inquiries and other information known to us. We also examined the degree of influence that we had over the materials, parts, ingredients and components of the products. Our inquiry included approximately 71 suppliers that we determined to potentially be in-scope for 2021 (referred to herein as the “Suppliers”).
As discussed under “Product, Smelter and Refiner and Country of Origin Information,” for 2021, the Suppliers identified to us 380 smelters that potentially processed the necessary 3TG contained within our in-scope products. Our conclusions concerning mineral origin are derived from information made available by the RMI to its members.

Pursuant to the Conflict Minerals Rule, based on the results of our RCOI, we conducted due diligence for 2021. These due diligence efforts are discussed below.

4.	Due Diligence Program Design

We designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the OECD Guidance (Third Edition).

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Our implementation of the OECD Guidance in respect of 2021 and thereafter is discussed in the next section below. The headings in the next section conform to the headings used in the OECD Guidance for each of the five steps.

5.	Due Diligence Program Execution
In furtherance of our 3TG due diligence, we performed the following due diligence measures in respect of 2021. These are not all of the measures that we took in respect of 2021 in furtherance of our 3TG compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance.

1.	OECD Guidance Step One: “Establish strong company management systems”

a.
We capitalized on the team of senior staff under the oversight of the General Counsel and Senior Vice President, Worldwide Operations. This team of senior staff was charged with managing our 3TG compliance strategy. The following functional areas were represented on the working group (the “Conflict Minerals Compliance Team”): legal; operations; procurement; and supply chain engineering. The Conflict Minerals Compliance Team also consulted with the Director of Internal Audit.

b.
For 2021, we continued to utilize a third-party software systems solution (the “Third-Party Solution”) to complement our internal management processes. The Third-Party Solution is a repository of all of our part numbers, suppliers and manufacturers and manufacturer part numbers used for regulatory compliance documentation. It also contains the current RMI information regarding identified 3TG smelters. The Third-Party Solution enabled us to enter over 13,000 part numbers into a database to collect information and produce reports on our potentially in-scope suppliers’ 3TG sourcing practices. We also utilized specialist outside counsel to assist us with selected aspects of our compliance efforts.

c.	We use the CMRT developed by the RMI to identify smelters in our supply chain.

d.	We maintain business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years. The maintenance of the foregoing types of records is done in accordance with the retention period contained in our document retention policy. We maintain these records in the Third-Party Solution’s database for as long as the part number associated with the part remains active in our enterprise resource planning system.

e.	We furnished the Suppliers with an introductory letter containing a link to third-party materials describing the Conflict Minerals Rule and various aspects of compliance relating to the Rule.

f.	We have a Conflict Minerals Policy, as described earlier in this Conflict Minerals Report. We communicate the policy internally to relevant new employees. The Conflict Minerals Policy, which is posted on our website, also was communicated by email to the Suppliers.

g.
We maintain a mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy by email. The contact information for our grievance mechanism is conflictminerals@idexx.com.

2.	OECD Guidance Step Two: “Identify and assess risks in the supply chain”

a.	The Third-Party Solution leverages the expertise of a third-party provider of regulatory information on electronic and component manufacturers and the manufacturers’ CMRT information. The Third-Party Solution modified its methodology in collecting and synthesizing information where it was able to disaggregate such information to provide more precise data on electronic and component manufacturers and the manufacturers’ CMRT information. The Third-Party Solution generates a consolidated smelter list for our specific manufacturers based on the CMRTs submitted to the Third-Party Solution. If there is no CMRT found for a given in-scope manufacturer, we contact the manufacturer to obtain its CMRT. Once obtained, the manufacturer’s CMRT is uploaded into the Third-Party Solution, where it is added to the consolidated smelter report.

b.	We reviewed the completed responses received from our Suppliers, including in conjunction with the information contained in the third-party provider’s database. Supplier responses were reviewed for accuracy and completeness based on publicly available information and information contained in the third-party database. Incomplete or unsupported CMRTs, if any, are returned to suppliers for correction as required. In addition, when the information provided by a supplier is found to be inconsistent or wrong, the supplier is to be re-contacted and a request for clarification or correction is to be made from the supplier.

c.	To the extent that a completed response identified a smelter, this information is reviewed against the lists of conformant smelters published by the RMI.

d.	To the extent that a smelter identified by a Supplier was not listed as conformant, we consulted publicly available information to attempt to determine whether that smelter obtained 3TG from sources that directly or indirectly financed or benefitted armed groups in the Covered Countries.

e.	Based on the information furnished by the Suppliers, the Third-Party Solution and other information known to us, we assessed the risks of adverse impacts.

3.	OECD Guidance Step Three: “Manage risks”

a.	Our Conflict Minerals Compliance Team reported the findings of its supply chain risk assessment to our General Counsel and Senior Vice President, Worldwide Operations.

b.	We address identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified.

c.	To the extent that identified smelters are not conformant, we seek to exercise leverage over these smelters to become conformant through our participation in and support of RMI. We also utilize information provided by the RMI to its members to monitor smelter and refiner improvement.

4.	OECD Guidance Step Four: “Independent third-party audit of smelter due diligence practices”
In connection with our due diligence, we utilize and rely on information made available by the RMI concerning independent third-party audits of smelters. We support independent third-party audits through CMAP that contains the current RMI information regarding smelters and eligible processors of 3TG.

5.	OECD Guidance Step Five: “Annual reporting on our supply chain due diligence”
We filed a Form SD and this Conflict Minerals Report with the Securities and Exchange Commission and made available on our website the Form SD and this Conflict Minerals Report.

6.	Product, Smelter and Refiner and Country of Origin Information
Due to the challenges of gathering information from a large, diverse and dynamic supply chain, for 2021, we were not able to determine the origins of a portion of the necessary 3TG contained within each of our in-scope products. However, none of the necessary 3TG contained within our in-scope products for which we were able to determine the countries of origin were determined by us to directly or indirectly finance or benefit armed groups in a Covered Country. We did not conclude that any of our in-scope products were “DRC conflict free.” Our in-scope product categories for 2021 are indicated below.
In-Scope Products
We determined that the following categories of our products were in-scope products for 2021: (1) point-of-care veterinary diagnostic instruments; (2) practice management and diagnostic imaging systems; (3) biological materials testing and laboratory diagnostic instruments; (4) diagnostic, health-monitoring products for livestock, poultry and dairy; (5) products that test water for certain microbiological contaminants; (6) human point-of-care electrolytes and blood gas analyzers; and (7) PCR test kit to detect COVID-19.
For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Annual Report”). The information contained in the Annual Report is not incorporated by reference into our Form SD or this Conflict Minerals Report and should not be considered part of our Form SD or this Conflict Minerals Report.

Smelter and Refiner Information
As of May 12, 2022, for 2021, the Suppliers identified to us 380 facilities that may have processed the necessary 3TG contained within our in-scope products.
Of these 380 facilities that were identified to us by the Suppliers:

•	177 of these facilities process gold, and 100 of these facilities are listed by the RMI as being conformant.

•	42 of these facilities process tantalum, and, of these facilities, 38 are listed as conformant.

•	101 of these facilities process tin, and, of these facilities, 57 are listed as conformant.

•	60 of these facilities process tungsten, and, of these facilities, 43 are listed as conformant.
The foregoing description of these 380 facilities is based solely on our review as of May 12, 2022 of information made publicly available by the RMI on its website, without independent verification by us. All of the information publicly available on the RMI website was not necessarily updated through May 12, 2022, and the facilities that are listed as conformant as of the date of our review of such publicly available information were not necessarily listed as conformant for all or part of 2021 and may not continue to be so listed for any future period.
In addition, not all of the facilities described above may have processed the necessary 3TG contained within our in-scope products. In some cases, multiple sources of 3TG may have been used by our Suppliers, and some Suppliers may have reported to us smelters that were not in our supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. The facilities described above also may not include all of the smelters in our supply chain; the Suppliers were unable to identify the processors of some of the 3TG content contained within our in-scope products; and not all of the Suppliers responded to our request.

Country of Origin Information
We sought to determine the mine or location of origin of the necessary 3TG contained in our in-scope products by requesting that the Suppliers provide us with a completed CMRT concerning the source of the 3TG in the components, parts and products sourced from them, and through the other efforts described in this Conflict Minerals Report.
Based on our RCOI and due diligence, as applicable, as of May 12, 2022, we determined that the countries of origin of the necessary 3TG contained within our in-scope products may have included the countries listed below. The listed countries of origin are derived from information made available by the RMI to its members. Except for the DRC, the RMI does not indicate individual countries of origin of the 3TG processed by conformant smelters and refiners. Instead, the RMI indicates country of origin by category.
The conformant smelters and refiners described above were in each of the categories below:
L1 – Countries that are not identified as conflict regions or plausible areas of smuggling or export from the Covered Countries: Argentina, Australia, Austria, Benin, Bolivia, Brazil, Burkina Faso, Cambodia, Canada, Chile, China, Colombia, Ecuador, Eritrea, Ethiopia, France, Germany, Ghana, Guatemala, Guinea, Guyana, Honduras, India, Indonesia, Japan, Kazakhstan, Laos, Madagascar, Malaysia, Mali, Mexico, Mongolia, Myanmar, Namibia, Nicaragua, Nigeria, Panama, Peru, Portugal, Russia, Senegal, Sierra Leone, Spain, Thailand, Togo, United Kingdom, United States of America, Uzbekistan, Vietnam and Zimbabwe.
L2 – Countries that are known or plausible countries for smuggling, export out of region or transit of materials containing 3TG: Mozambique and South Africa.
L3 – The DRC and its adjoining countries: Burundi, Rwanda and Uganda.
DRC – The Democratic Republic of the Congo.
In addition to the countries listed above, some of the smelters may have sourced 3TG from recycled or scrap sources.

7.	Additional Compliance Efforts

For calendar year 2022, to reduce sourcing risks, we intend to follow the due diligence process described in this Conflict Minerals Report for calendar year 2021 to the extent we determine to be appropriate.